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[BNSF LOGO APPEARS HERE]
                                                                            NEWS


Contact:  Richard Russack                                  FOR IMMEDIATE RELEASE
          (817) 352-6425

      BNSF Files Motion For Stay and Quick Judicial Review of the Surface
                       Transportation Board's Moratorium

     FORT WORTH, Texas, March 29, 2000 -- The Burlington Northern and Santa Fe Railway Company (BNSF) today announced that it filed a Motion for Stay in the United States Court of Appeals for the District of Columbia Circuit.

     BNSF is requesting a stay of the Surface Transportation Board's (STB) 15-month moratorium order that could prevent BNSF and the Canadian National Railway Company (CN) from filing its Common Control Application. BNSF and CN announced their intent to combine on December 20, 1999.

     Pending judicial review, BNSF said a stay is justified because:
     . BNSF is likely to prevail on the merits of its petition for review;
     . BNSF will suffer irreparable injury in the absence of a stay;
     . Any harm to other parties from a grant of a stay is not substantial and does not outweigh the irreparable injury to BNSF; and
     . The public interest strongly favors a stay.

     BNSF also filed with the same court to expedite judicial review, requesting that its brief be due 10 days after the entry of an order expediting the case; that the briefs of the STB and supporting intervenors be due 14 days later; that BNSF's reply brief be due five days later, and that the case be set for oral argument at the earliest possible date with the Court's schedule.

     BNSF operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

     North American Railways, Inc. and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF, and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other
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filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office, 817-352-6856. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.
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